FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey profits up over 30%

London, 28 October 2009

This statement provides a summary of the unaudited business and financial trends for the nine months to 30 September 2009. Unless otherwise stated, reference to the bank and other general statements refer to the trading1 results and business flow analysis of the combined businesses of both Abbey (including Bradford & Bingley2 (B&B)) and Alliance & Leicester (A&L) (transferred to Abbey in January 2009) compared to the trading results of Abbey (which includes the pre-acquisition trading results of A&L) for the same period in 2008.

The third quarter 2009 results of Santander are also released today and can be found on www.santander.com. The results of Abbey, on a Group basis, are included within Santander’s financial statements.

Key Highlights

•      Continued strong financial performance in tough economic environment:

o                   Statutory profit before tax up over 30%

o                   Strong revenue growth up over 20%

o                   Cost:income ratio improved to c.41% (Q3’08 ytd: c.50%) and now ‘best in class’ compared to our UK peers3

o                   Loan to deposit funding ratio improved to 128% (June 2008: 169%)

•      Consistent progress in broadening the product range and gaining market share as the bank moves closer towards achieving its strategic goal of becoming a full service commercial bank.

o                  Continuing to support the UK economy with mortgage gross lending market share up to 20.5% in the third quarter, well above stock share of 13.4%, and lending growth in SMEs4 up c.18% on the same point last year

o                  817,000 new bank accounts opened in first nine months contributing to an increase of 1% in estimated stock share since the year end, and on track to open 1 million new bank accounts in 2009, with stock of accounts forecast to exceed 8 million

o                  Net deposit flows of £11.3bn with healthy contributions across all businesses (Retail, Corporate and Private Banking). Market share of retail flows estimated at c.12.8%, increasing stock market share to 10.3%

o                  Investment sales up 32% on last year compared to a wider market decline of c.20%, with net balances up over 30% on the same period last year

o                  More ‘best buy’ mentions than any other UK bank

o                  Integration of B&B systems complete, allowing us to sell mortgages, current accounts and credit cards through B&B branches. On track to complete the migration of A&L in the fourth quarter of 2010

o                  Rebrand as Santander on track for January 2010 for Abbey and B&B with A&L being rebranded in the fourth quarter of 2010

•      Reduction in A&L Treasury portfolio on track, 27% lower than December 2008, and unsecured lending over 24% lower versus the previous year.

António Horta-Osório, Chief Executive of Abbey, said:

"We have continued the excellent progress from the first half of the year into the third quarter. Our strategy of offering value-for-money products, underpinned by responsible lending and controlled costs, has seen us deliver a significant uplift in revenues and allowed us to continue to support the UK economy with increased lending to homeowners and businesses.”

Business Review

Overview

We have seen a good performance from all businesses areas in the first nine months of 2009 despite continued tough market conditions.

Our revenue and profit growth continue to improve and we are significantly ahead of our UK peer group on these measures. Our growth is balanced against prudent and sensible lending and we continue to manage our costs well. As a result, our cost to income ratio has been further improved to c.41%, and is now ‘best in class’ when compared to our peers.

Business Performance

The combination of the three UK businesses is a powerful one. We now have market shares of c.11% overall across the core retail markets of mortgages, savings and bank accounts. The move to rebrand Abbey and B&B to Santander in early 2010, and A&L in the fourth quarter of 2010, is on track. This will mean customers will be able to transact in over 1,300 Santander branches across the UK by the end of next year.

We continue to develop the range of services we provide as we move toward our ambition of being a full service commercial bank. Our ability to offer better value for money products has enabled us to achieve more best buy mentions than our competitors and has contributed to a significant increase in new business. In Q3 we opened 295,000 new bank accounts and are on track to open one million new accounts in 2009. So far in 2009, we have increased investment sales by 32% compared to a wider market decline of c.20%.

We continue to be a consistent mortgage lender in difficult times, with £5.1bn of net lending so far in 2009 (£3.1bn in Q3’09) and a gross lending market share of 18% year to date (20.5% in Q3’09).

Additionally, we have increased lending to SMEs by around 18% compared to the same point last year, and in total, achieved c.£1.2bn of net lending in corporate segments that fit our risk appetite.

In the first nine months of the year our lending growth was funded by the growth in deposits, with net inflows of £11.3bn across Retail, Corporate and Private Banking customers, demonstrating that Santander continues to be seen as a “safe and attractive home” for UK savers.

We have made good progress in Corporate Banking, where our approach has been to identify those segments that we would like to develop and grow, mainly the SME sector and by leveraging relationships through our 20 regional corporate centres.

Global Banking & Markets took advantage of favourable market conditions in interest rate and equity markets and this, added to its client-focused franchise, saw it deliver a very strong performance in the first nine months of the year.

Integration

The integration of the three businesses is on track. B&B is now fully integrated onto the Partenon IT platform, which has allowed us to expand the range of products we offer through B&B branches to include current accounts, credit cards and mortgages. We have also accelerated the integration of our teams, with the transfer of staff between B&B and Abbey branches now in operation.

We expect to complete the transfer of A&L’s branches and customers onto Partenon in the fourth quarter of 2010.

We are on track to deliver the targeted £180m of cost savings by 2011, with work well underway to remove duplicated back office and support functions across the business.

Rebrand

In May we announced our intention to rebrand our UK business as Santander in 2010. We have made significant progress, having already rebranded the Unsecured Personal Loan, Corporate Banking and Cards businesses.

Abbey and B&B branches will be the first to be renamed in early 2010 with A&L to follow in the fourth quarter of 2010, once the move to Partenon is completed. This will deliver significant benefits for customers, enabling them to transact in 1,000 branches from early next year, rising to 1,300 by the end of 2010 with the addition of A&L.

Looking ahead to 2010

We have made tremendous progress transforming our UK business.  In five years we have:

•            Introduced Santander’s proprietary IT system, Partenon, in the largest banking IT programme seen in the UK

•            Improved the profitability and revenue generation of the bank so today we are the most profitable personal financial services provider in the UK

•            Reduced the cost to income ratio from c.70% to c.41%, now well below the sector average of c.56%

•            Used this competitive cost advantage to rejuvenate our product range to deliver more competitive value-for-money products than our peer group

•            Introduced and maintained a measured and prudent approach to lending

•            Raised awareness of the Santander brand from around 20% to over 90% recognition

It is this success that has given us the confidence to move to the Santander name in 2010, and with it, deliver the next phase of our transformation programme.

This will see us further improve the range of value-for-money products we offer, with the emphasis on rewarding our existing 25 million customers, and giving them a compelling reason to do more business with us.  We are confident this approach will continue to set us apart from our peers and help us shape the future of banking in the UK.

Financial results

Statutory profit before tax from continuing operations up by over 30% versus last year. A&L and B&B both contributed positively in the first nine months of the year.

Trading income

Trading income up over 20%, with all business divisions showing growth.

Net interest income was significantly ahead compared to last year reflecting:

•      robust balance sheet growth in Retail Banking, including 13% growth in bank account liability, and strong margin management

•      impact of strong competition for deposits and historically low interest rates have been mitigated by a balanced mix of products and proactive hedging strategies, in addition to the benefits of acquiring the B&B deposits

•      improvements in mortgage margins, both in terms of new business and retention on standard variable rate and other longer term offers

•      good progress in Corporate Banking with strong growth on both sides of the balance sheet, and with deposit balances almost trebling in size

•      Private Banking results were also ahead of last year as customer deposits continue to grow strongly, in particular through the Cater Allen business

Non-interest income was slightly down on last year, impacted by:

•      lower Retail fees from current accounts, a reduction in the volume of mortgage redemptions and lower unsecured lending volumes. This decline was partly offset by a strong performance in investment related income

•      a strong uplift by Global Banking & Markets, in particular in the short-term markets and rates businesses

Trading expenses

Trading expenses increased c.2% largely due to the inclusion of the B&B related costs following the acquisition last year. Excluding B&B, costs were down by c. 4% with A&L cost reduction of over 14%. Work continues to remove duplicated back office and support functions across the business.

Trading provisions

The provisions charge has continued to increase, primarily due to the deteriorating market conditions. A cautious position has been maintained to reflect the lagged unemployment effect, but not withstanding this, the performance is still favourable compared to expectations. The conservative level of coverage has been maintained across the portfolio which, taken together with the predominantly high quality prime residential portfolio, keeps Abbey in a strong position. Further insulation is provided through positive performance on collection activities. These factors together with low interest rates are helping to support stable arrears with the level of properties in possession staying significantly below the industry benchmark, based on latest market data. Early arrears also continue to perform better than expected.

As a result, and as shown in the table below, key ratios have proven to be more stable in Q3 relative to the trends reported in the previous two quarters.

	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3
	2008 *	2008*	2009	2009	2009

Abbey

Total NPL (by value) as a % of asset	0.79%	1.04%	1.25%	1.54%	1.65%

Mortgages only:

NPL (by volume) 3 month plus % of asset	0.76%	0.93%	1.13%	1.34%	1.34%

PIP % of asset	0.06%	0.06%	0.07%	0.06%	0.06%

Secured coverage	23%	24%	22%	22%	22%

New business LTV	62%	60%	59%	59%	61%

Stock LTV indexed	51%	51%	52%	53%	53%

CML (mortgages only)

NPL (by volume) 3 month plus % of asset	1.44%	1.88%	2.39%	2.43%	n/a**

PIP % of asset	0.20%	0.21%	0.23%	0.19%	n/a**

*Includes A&L

** CML September 2009 data not available at time of reporting

•      the growth rate in total NPLs has reduced considerably, with mortgage NPLs flattening out and early arrears reducing

•      favourable mortgage NPL performance, in part due to pro-active forbearance policy, has kept the stock of properties in possession flat

•      mortgage NPLs are circa half, and the stock of properties in possession less than a third of the industry benchmark. This clearly demonstrates the quality of the mortgage portfolio which is a direct result of non-participation in riskier segments and actively managing the new business profile within a narrow range as demonstrated by the new business LTV profile

•      in addition to the better quality of the mortgage portfolio, we have maintained a strong coverage ratio, which remains higher than the average of UK peers. The combination of portfolio quality and the higher coverage provides an excellent base to manage the difficult times ahead

Business flows

Main highlights are for the nine months to 30 September 2009 (compared to the same period in 2008 unless otherwise stated).

•    strong commercial deposit growth of c.14% has allowed the bank to improve its commercial loan to deposit funding ratio to 128% with commercial loans of £187.6bn up 1%;

•    in total, net commercial lending (Retail & Corporate) in the third quarter was £3.3bn (ytd: £4.3bn) driven by a robust performance in mortgage net lending. The bank’s funding position improved, with net commercial deposit inflows in the third quarter of £6.4bn (ytd: £11.3bn). This was underpinned by the bank being able to capitalise on market conditions with customers seeking broader banking relationships;

	Qtr 3	Qtr 3	Qtr 3 08	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 3 09	Q3'09 vs	Q3 '09 YTD
	2008*	2008	YTD	2008	2009	2009	2009	YTD	Q3'08	vs Q3 '08 YTD

Gross mortgage lending (£bn)	7.5	8.1	30.1	5.1	5.2	5.6	8.2	19.0	0.9%	(36.7%)

Capital repayments (£bn)	5.0	6.9	22.7	6.4	4.4	4.4	5.1	13.9	(25.7%)	(38.6%)

Net mortgage lending (£bn)	2.5	1.2	7.4	-1.2	0.8	1.2	3.1	5.1	148.1%	(30.9%)

Stock (£bn)	121.2	160.4	160.4	159.2	160.0	161.2	164.3	164.3	2.4%	2.4%

Market share – gross lending	11.6%	12.5%	14.1%	11.0%	15.0%	17.0%	20.5%	18.0%	8.0%	3.6%

Market share – capital repayments	9.0%	12.4%	13.1%	14.6%	12.9%	14.0%	14.4%	14.2%	2.0%	0.8%

Market share – stock	9.9%	13.1%	13.1%	13.0%	13.1%	13.2%	13.4%	13.4%	0.2%	0.2%

Total gross UPL lending (£bn)	0.2	0.6	2.0	0.4	0.4	0.4	0.4	1.3	(30.1%)	(37.0%)

Total commercial[5] net lending (£bn)	3.1	2.2	10.5	-1.9	0.7	0.3	3.3	4.3	46.0%	(59.2%)

Total commercial[5] asset stock (£bn)	132.7	185.2	185.2	183.3	184.0	184.3	187.6	187.6	1.3%	1.3%

Commercial[5] net deposit flows (£bn)	3.2	3.3	7.9	6.0	0.9	4.0	6.4	11.3	97.0%	41.9%

Investment sales – API (£bn)	0.5	0.6	2.0	0.7	0.9	0.9	0.8	2.6	29.2%	32.3%

Total commercial[5] liability stock (£bn)	104.8	123.0	123.0	129.0	129.9	133.8	140.2	140.2	14.0%	14.0%

Adult bank account openings (000's)	107	195	529	156	212	195	212	619	8.7%	17.0%

Bank account openings (000's)	162	251	666	204	267	255	295	817	17.8%	22.6%

Credit card sales (000's)	107	129	397	78	81	102	124	307	(3.9%)	(22.7%)

    *Abbey standalone

•    gross mortgage lending of £19.0 billion, with an estimated market share in the quarter of 20.5% (18.0% ytd) which was ahead of the same period last year and ahead of stock share, with continued focus on the quality of new lending based on affordability and lower LTV segments. The average LTV on new business completions in Q3’09 increased slightly at 61% (Q2’09: 59%, Q4‘08: 60%);

•            capital repayments of £13.9 billion, with an estimated market share of 14.2% ytd, were considerably less than the level of repayments seen in Q3’08 ytd. This performance was achieved against a market backdrop of heightened competition in low LTV segments, demonstrating effective retention strategies successfully executed in key segments;

•            net mortgage lending of £5.1 billion equates to more than half the total estimated market size as the bank continues to be a consistent lender in difficult times;

•            total gross UPL lending decreased by 37%, following the same trend as last year as lending continues to focus on existing customers;

•            the bank continues to grow its lending in the UK residential mortgage / SME markets;

•    net deposit flows of £11.3 billion were underpinned by a strong performance from the Retail, Private and Corporate Banking businesses;

•    Retail Banking inflows of £2.7bn represented a strong performance in increasingly difficult market conditions, benefiting from the alignment of product marketing and pricing strategies across the brands;

•    Corporate and Private Banking inflows of £8.5bn, a significant increase on last year. This has been in part underpinned by a market change with investors looking for banks with stronger credit ratings;

•            investment sales of £2.6 billion were up c.32% compared to a wider market decline of c.20% and continued the growth trend seen throughout 2008 and the first half of 2009. This strong performance has primarily been driven by increased bancassurance advisor coverage across the branch network contributing to the acquisition and management of investment net flows and stock;

•    current account openings increased by over 22% consistent with the target to open 1 million new bank accounts in 2009, and

•            credit card sales are lower than Q3‘08, following less emphasis on this product category over the last year.

1 Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation expenses and other costs, hedging and certain other mark-to-market variances, and capital and other charges, as detailed in Note 1 a) to the Financial Statements in the 2008 Annual Report.

2 Given the structure of the B&B acquisition, the 2008 comparative results do not include B&B

3 For our internal review we compare to the PFS segments of RBS, LBG and Barclays

4 Excludes rundown balances and the sale of Porterbrook

5 Includes Retail and Corporate

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 90 million customers and over 14,000 branches. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and sixteen other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect the Abbey’s operations are described under ‘Risk Factors’ in Abbey’s Annual Report and Accounts on Form 20-F for 2008.  A more detailed cautionary statement is also given on page 4 of Abbey’s Annual Report and Accounts on Form 20-F for 2008. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Julian Brown	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:	ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 28 October 2009	By / s / Jessica Petrie
(Authorised Signatory)